Regentis Biomaterials Ltd.

60 Medinat Hyahudim

Hertzliya, Israel 4676652

September 10, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Regentis Biomaterials Ltd. (CIK 0001912966)
Registration Statement No. 333-285692 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Regentis Biomaterials Ltd. (the “Registrant”) hereby withdraws its request submitted on September 8, 2025 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), on September 10, 2025 at 5:00 p.m., Eastern Time.

Very truly yours,

REGENTIS BIOMATERIALS LTD.

By:	/s/ Dr. Eli Hazum
Dr. Eli Hazum Chief Executive Officer

cc:	David Huberman (Greenberg Traurig, LLP)